December 5, 2008

Mr. Daniel L. Gordon

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GTJ REIT, Inc.
Form 10K for the year ended December 31, 2007
File No. 333-136110

Dear Mr. Gordon:

GTJ REIT, Inc. (the “Company”) has received your letter, dated November 20, 2008 (the “Comment Letter”) regarding the Form 10-K of the Company for the year ended December 31, 2007 (the “Filing”) and is responding to the comments of the staff of the Commission (the “Staff”) set forth in the Comment Letter. Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Income, page F-3

1.

Please tell us how you determined that it was appropriate for you not to retroactively adjust earnings per share for the recapitalization of Green’s equity and for the stock dividend paid out during 2007. Please reference the accounting literature you relied upon in your response.

Company Response

The distribution paid in 2007 to the stockholders was related to historical undistributed earnings and profits to be distributed in a combination of cash and stock. The combination of cash and stock distributed was exclusively based on the election by the individual stockholders which resulted in a disproportionate stock distribution. Based on the guidance in ARB 43 Chapter 7B the distribution is not considered a stock dividend. The Company determined to use purchase accounting to account for the transaction as described in our response letter dated November 30, 2006 to SEC’s comment #13 to the GTJ REIT, Inc. Form S-11 Registration Statement on Form S-4-Amendment #1 filing dated October 19, 2006 File # 333-136110 and has applied the provisions of SFAS 141. Based on the guidance of SFAS 128 paragraph 59, upon the issuance of shares under a business combination, the computation of earnings per share shall recognize the existence of the new shares from the acquisition date.

Note 13 Commitments and Contingencies, page F-43

2.

We note from your disclosure that you have retained an environmental engineering firm to assess the costs associated with your remedial investigation and feasibility study, and that the estimated range of loss is $5.2 million to $10.4 million, of which your portion is approximately 27%. Please tell us who is responsible for the remainder of the costs, and why you would not be responsible for the costs in their entirety.

Mr. Daniel L. Gordon

December 5, 2008

Company Response

The Company is responsible for 100% of the remediation costs related to the real property through the date of the informal agreement with the New York State Department of Environmental Services in July 2006. There was a mathematical error in our calculation of the range of cost. The range of cost should have been stated as $1.4 million to $2.6 million, of which $1.4 million was accrued and $1.0 million reflected as a liability at December 31, 2007. Beginning with the December 31, 2008, Form 10-K the Company will amend the disclosure in the footnote to reflect the correct range of cost related to the remediation at the site locations and clarify that the Company is solely responsible for this study.

Form 10-Q for the quarter ended June 30, 2008, page 19

3.

We note from your risk factor on page 19 that your paratransit business is in the process of being closed down, due to the termination of your contract with the New York Transit Agency of the Metropolitan Transit Authority on September 30, 2008. Please tell us what your plans are for the assets of the paratransit business, and if you have evaluated them for impairment. If you plan to dispose of the assets of the paratransit segment by sale, please tell us why you have not classified the assets as assets held for sale and the operations as discontinued operations in your June 30, 2008 financial statements. If you plan to dispose of the assets other than by sale, please clarify your accounting policy related to these assets in your next filing. Additionally, please tell us how you have revised your depreciation policy related to the assets to be disposed of, and disclose what date it was revised.

Company Response

The assets of the paratransit business consist of cash, accounts receivable and inventory. The transportation vehicles used in its operation are owned and provided by the New York City Transit Agency and the fixed assets have a net book value of zero. As of June 30, 2008, the Company had not made a decision to exit the paratransit business. The Company continued to operate the paratransit business during the third quarter and returned the final transportation vehicle used in its operations to the New York City Transit Agency on September 30, 2008 when the Company abandoned the business. Based on the guidance of SFAS 144 paragraph 28 the Company has accounted for this operation as a discontinued operation for the period ended September 30, 2008 as filed on November 14, 2008 on Form 10-Q for the quarter ended September 30, 2008.

Form 8-K Filed on March 4, 2008

4.

In your filing on Form 8-K, filed on March 4, 2008, you indicated that the acquisition of 8 Farm Springs Road constitutes a significant amount of assets and that you planned on filing the required financial statements of the property within 71 days. Please file the required financial statements for 8 Farm Springs Road and the required pro forma financial information on Form 8-K or tell us why this is not necessary.

Company Response

A Form 8-K/A was filed on December 5, 2008 with the required financial statements and pro forma financial information.

Mr. Daniel L. Gordon

December 5, 2008

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing and further acknowledges that comments from the Staff or changes to disclosure in the Filing in response to comments from the Staff do not preclude the Commission from taking any action with respect to the Filing. The Company will not assert any comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (516) 881-3535.

Sincerely,

/s/ David J. Oplanich
David J. Oplanich
Chief Financial Officer